SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)*


                                CLST Holdings, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                -------------------------------------------------
                         (Title of Class of Securities)


                                    150925204
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                            Attention: David Sandberg
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                August 24, 2009
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 9 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,561,554
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 4,561,554

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.05%**

14   TYPE OF REPORTING PERSON

     IN

_________________________________
**	Based on 23,949,282 shares of common stock of CLST Holdings, Inc.
outstanding at July 13, 2009, as reported in CLST Holdings, Inc.'s Quarterly Report on Form 10-Q for the quarter ended May 31, 2009 filed with the Securities and Exchange Commission on July 14, 2009.

                                Page 2 of 9 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  4,561,554
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER - 4,561,554

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,561,554

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.05%**

14   TYPE OF REPORTING PERSON

     OO

                                Page 3 of 9 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  3,341,106
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER - 3,341,106

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,341,106

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.95%**

14   TYPE OF REPORTING PERSON

     PN


                                Page 4 of 9 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  960,448
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  960,448

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,448

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.01%**

14   TYPE OF REPORTING PERSON

     OO

                                Page 5 of 9 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Fund, LLLP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  960,448
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  960,448

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     960,448

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.01%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 6 of 9 pages

CUSIP No.:  150925204

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bear Market Opportunity Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  260,000
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  -  260,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     260,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.09%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 7 of 9 pages

ITEM 4.  Purpose of Transaction.

	Item 4 as previously filed is amended by adding the following language:

On August 24, 2009, David Sandberg, Red Oak Fund, L.P. ("Red Oak Fund") and Red Oak Partners LLC ("Red Oak Partners") sent a letter, attached as Exhibit A, to CLST Holdings (the "Company") informing the company that, in compliance with the Company's requirements under Article 6 (B), Red Oak Partners intends to bring up several items to a vote at the next annual meeting. These items include: the completion of the plan of dissolution, various transactions involving CLST Asset I, LLC, CLST Asset Trust II and CLST Asset Trust III, LLC, and the long term incentive plan adopted by the Board.

On August 24, 2009, Sandberg, Red Oak Fund, L.P. ("Red Oak Fund") and Red
Oak Partners LLC ("Red Oak Partners") sent a letter, attached as Exhibit B, to CLST Holdings (the "Company") informing the company that it plans to nominate two directors, Charles Bernard and David Sandberg, for the Director Class expiring in 2009.



ITEM 7.  Material to be Filed as Exhibits.

	Item 7 is hereby amended to add the following exhibits:

	Exhibit A: Letter to CLST Holdings, Inc. from the Reporting Persons

	Exhibit B: Letter to CLST Holdings, Inc. from the Reporting Persons


                                Page 8 of 9 pages

                                   SIGNATURES

         After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2009

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


Pinnacle Partners, LLP
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, L.P.
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Pinnacle Fund, LLLP
By: Pinnacle Partners, LLC, its general partner
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Bear Market Opportunity Fund, L.P.
By: Red Oak Partners, LLC, its investment advisor

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member



				Page 9 of 9 pages